                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                        HORIZON FINANCIAL SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    44041Q101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               DAVID M. W. HARVEY
                      EVEREST PARTNERS LIMITED PARTNERSHIP
                          (dba Everest Partners, L.P.)
                              POST OFFICE BOX 3178
                           GARDNERVILLE, NEVADA 89410
                                  (775)265-3016
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                SEPTEMBER 23, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No 44041Q101
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

         Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.)
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only
--------------------------------------------------------------------------------
   4) Source of Funds (See Instructions)

           WC
--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


     6) Citizenship or Place of Organization

               NEVADA
--------------------------------------------------------------------------------

Number of           (7)   Sole Voting Power                       0
Shares            --------------------------------------------------------------
Beneficially        (8)   Shared Voting Power                85,500
Owned by          --------------------------------------------------------------
Each Reporting-     (9)   Sole Dispositive Power                  0
Person            --------------------------------------------------------------
With                (10)  Shared Dispositive Power           85,500
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                85,500
--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                              [  ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)

                  9.9%
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)

                  PN
--------------------------------------------------------------------------------

    CUSIP No 44041Q101
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             Everest Managers, L.L.C.
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization
               NEVADA
--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                       0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                85,500
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                  0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           85,500
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                 85,500
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9
                  9.9%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)
                  OO
-------------------------------------------------------------------------------

     CUSIP No. 44041Q101
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             David M. W. Harvey
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


     6) Citizenship or Place of Organization
                  U.S.A.
--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                       0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                85,500
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                  0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           85,500
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                85,500
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9
                  9.9%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

        This Amendment No. 1 is to the Schedule 13D (the "Original 13D") jointly filed by Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.)(the "Limited Partnership"), Everest Managers, L.L.C. (the "General Partner"), and David M. W. Harvey, the principal member of the General Partner (collectively the "Filing Persons") on June 23, 2000. The Original 13D and this Amendment No. 1 relate to the Common Stock, $0.01 par value, (the "Shares") of Horizon Financial Services Corporation, a Delaware corporation (the "Issuer"). The following items in the Original 13D are hereby amended and supplemented as follows:

Item 4: Purpose of Transaction

        The Filing Persons reached an understanding with the Issuer on September 23, 2000 to sell, subject to certain conditions, any and all Shares to the Issuer at the market price. On September 26, 2000 the Filing Persons entered into a Standstill Agreement, dated September 26, 2000, by and between the Issuer and the Individuals and Entities identified on Exhibit A attached thereto in the form attached hereto as Exhibit B (the "Standstill") which documented and amended their prior agreement. As set forth in the Standstill Agreement, the Filing Persons have agreed, among other things, (i) to sell, subject to certain conditions, any and all Shares held by them to the Issuer at the market price on September 23, 2000, the date of their understanding, and (ii) to refrain from acquiring ownership or control of any Shares for an agreed upon term.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Except as set forth herein, none of the Filing Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the shares of Shares that are the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7: Material to be Filed as Exhibits

        Exhibit A - Joint Filing Agreement
        Exhibit B - Standstill Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: September 26, 2000              ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: September 26, 2000              ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: September 26, 2000              ----------------------------------
                                       Name: David M. W. Harvey

                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                             ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: September 26, 2000              ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: September 26, 2000              ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: September 26, 2000              ----------------------------------
                                       Name: David M. W. Harvey

                                                                       Exhibit B
                                                                       ---------

                              STANDSTILL AGREEMENT





         THIS AGREEMENT, dated this 26th day of September, 2000, by and between HORIZON FINANCIAL SERVICES CORPORATION ("Horizon" or the "Company"), a Delaware Corporation, and the individuals and entities identified on Exhibit A attached hereto (collectively, the "Group;" individually, a "Group Member").


                                    RECITALS


         WHEREAS, Horizon believes that repurchase of its shares from the Group is in the best interests of the Company and its stockholders; and


         WHEREAS, certain Group Members desire to sell a large block of Horizon capital stock to Horizon; and


         WHEREAS, Horizon desires to acquire such shares; and


         WHEREAS, Horizon and the Group have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described.


         NOW THEREFORE, in consideration of the Recitals and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the parties hereto mutually agree as follows:


         1. BUY AND SELL. The Group and all Group Members, and any of them, agree to sell to Horizon, and Horizon agrees to purchase from the Group all its 85,500 shares of common stock of Horizon, par value $.01, at a price of $7.25 per share, pursuant to an escrow to be arranged by the parties hereto. Such sale and purchase shall be completed within 60 days of the date hereof or, anything else in this Agreement to the contrary notwithstanding, this Agreement will terminate.


         2. REPRESENTATION AND WARRANTIES OF THE GROUP MEMBERS. The Group Members hereby represent and warrant to Horizon, as follows:


                  (a) Exhibit A sets forth the number of shares of the capital stock of Horizon and the amount of securities convertible into capital stock of Horizon, if any, which are beneficially owned by each Group Member on the date hereof.


                  (b) The Group Members have fully disclosed in Exhibit A the entire number of shares of the capital stock of Horizon in which they have legal or beneficial ownership and none of the Group Members has a right to vote any shares of the capital stock of Horizon other than those in which such Group Member has legal or beneficial ownership interest as disclosed in Exhibit A.


                 (c) The Group Members have full and complete authority to enter into this Agreement and to bind the entire number of shares of the capital stock of Horizon in which they have legal or beneficial ownership interest to the terms of this Agreement and this Agreement constitutes a valid and binding agreement of the Group and each Group Member.

         3. REPRESENTATIONS AND WARRANTIES OF THE HORIZON. Horizon hereby represents and warrants to the Group, as follows:


                  (a) Subject to sub-paragraph (b), below, Horizon has full power and authority to enter into and perform its obligations under this Agreement, and the execution and delivery of this Agreement by Horizon regarding the consummation of the transactions contemplated thereby have been duly authorized by the Board of Directors of Horizon. This Agreement constitutes a valid and binding obligation of Horizon and the performance of its terms shall not constitute a violation of its certificate of incorporation or by-laws.


                  (b) The consummation of the transaction contemplated herein is conditioned upon approval of a dividend form Horizon's insured subsidiary (the "Bank") to Horizon by the Office of Thrift Supervision ("OTS"). After payment of any such dividend by the Bank to Horizon, the Bank will still be "well-capitalized" within the meaning of OTS Regulations.


         4. COVENANTS. The Group and each Group Member covenant and agree that during the term of this Agreement:


                  (i) They shall not hereafter acquire, or offer or agree to acquire, or act in concert with any affiliate, group or other person to acquire, or offer or agree to acquire, directly or indirectly, by purchase or otherwise (other than through stock splits or stock dividends), beneficial ownership of, or the right to vote, any shares of capital stock of Horizon or any securities convertible into such capital stock.


                  (ii) They shall not directly or indirectly solicit, or act in concert with any affiliate, group or other person to solicit, "proxies", or directly or indirectly become a "participant" or otherwise engage in any "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended) with respect to any matter not recommended or approved by a majority of the members of the Board of Directors of Horizon then in office.


                  (iii) They shall not, nor shall they act in concert with any affiliate, group or other person to (x) vote against or join with or assist any person or entity, directly or indirectly in opposing, or make any statement in opposition to, any proposal submitted by Horizon's management to a vote of Horizon's shareowners or (y) vote in favor of or join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of shareowners in connection with), or make any statement in favor of, or directly or indirectly solicit proxies (defined as above) in favor of, any proposal submitted to a vote of Horizon's shareowners that is opposed by Horizon's management.


                   (iv) They shall not vote, nor shall they act in concert with any affiliate, group or other person to vote, for any nominees or nominees for election to the Board of Directors of Horizon, other than those nominated by the management of Horizon, and no Group Member (other than the Nominees) shall consent to become a nominee for election as a Director of Horizon, provided, however, that nothing herein shall restrict the right of the Group Members, or any affiliate, group or other person acting in concert with any Group Member, to withhold their vote, for any nominees for election to the Board of Directors of Horizon.

                  (v) They shall vote, and shall require any affiliate, group or other person acting in concert with any Group Members to vote, all shares beneficially owned (x) in favor of any proposal submitted by Horizon's management to a vote of Horizon's shareowners where the proposal requires a majority or greater percentage of affirmative votes of the total outstanding capital stock of Horizon for passage and (y) in accordance with the recommendations of a majority of the members of the Board of Directors of Horizon then in office on all procedural matters submitted to a vote of Horizon's shareowners.


                  (vi) They shall not directly or indirectly solicit or initiate any communication regarding, or act in concert with any affiliate, group or other person to solicit or initiate any communication regarding, any acquisition offers for Horizon, whether by merger, sale of assets, liquidation, exchange of shares or otherwise, and if any offer or inquiry concerning such an offer shall be received they shall refer such offer or inquiry directly and solely to the Chairman of the Board of Directors and to the Chief Executive Officer of Horizon.


                  (vii) They shall not directly or indirectly participate or act in concert with any affiliate, group or other person to participate, by encouragement or otherwise, in any litigation against or derivatively on behalf of Horizon, except for testimony which may be required by law, and except as may occur in the ordinary course of business with respect to any loan, deposit or other transaction where the Group Member or an affiliate is dealing with Horizon as a customer.


                  (viii) They shall not provide, nor shall they act in concert with any person to provide, any funds, services or facilities, to any person in support of any activity by such person that would be a violation of their covenants under the provisions of this paragraph 4 if undertaken by any of them.


                  (ix) They shall not deposit any capital stock of Horizon in a voting trust or subject them to a voting agreement or other arrangement of similar effect, except as contemplated by this Agreement.


         5. REMEDIES. Horizon and the Group acknowledge and agree that a material breach or threatened material breach by either party may give rise to irreparable injury inadequately compensable in damages, and accordingly each party shall be entitled to injunctive relief to prevent a material breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, in addition to any other remedy to which such aggrieved party may be entitled in law or at equity. In the event either party institutes any legal action to enforce such party's rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to actual attorneys' fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation, incurred by such prevailing party or parties. Each Group Member shall have the right of contribution from the other Group Members for any damages paid or expenses incurred (including attorneys' fees) pursuant to this paragraph 5.


         6. TERM. This Agreement shall be effective upon the execution of the Agreement, and will remain in effect for a period of 4 years from the date of the last to occur thereof or until such earlier time as Horizon shall cease to exist by reason of merger, sale of assets, liquidation, exchange of shares, or otherwise.

         7. RELATIONSHIP OF GROUP MEMBERS. The parties hereto confirm and acknowledge that the execution of this Agreement by each Group Member shall not constitute an admission by such Group Member or be construed to provide evidence that he or she, either directly or indirectly has now or prior hereto acted in concert with any other Group Member regarding the capital stock of Horizon and any other security or investment.


         8. PUBLICITY. Any press release or other publicity with respect to this Agreement, or any provisions thereof, shall be prepared and issued by Horizon, subject to the reasonable and good faith approval of the Group. During the term of this Agreement, no Group Member shall cause, suffer or, to the extent within its control, permit any press release or other publicity concerning Horizon or its operations to be created, issued or circulated without the prior reasonable and good faith approval of Horizon's management. In the event one party does not receive a response from the other party within two business days of delivery of such press release or other publicity, the same shall be deemed approved


         9. NOTICES. All notice requirements and other communications indicated shall be deemed given when personally delivered or on the third succeeding business day after being mailed by registered or certified mail, return receipt requested, addressed to the Group and Horizon below (except for communications pursuant to paragraph 7 above which shall be permitted to be given by facsimile):


         Group:                 David M.W. Harvey


                                Everest Partners Limited Partnership


                                (dba Everest Partners, L.P.)


                                Post Office Box 3178


                                Gardnerville, Nevada 89410




         Horizon:               Robert W. DeCook, President


                                Horizon Financial Services Corporation


                                301 First Avenue East


                                Oskaloosa, Iowa  52577-0008





         With a copy to:        Jeffrey M. Werthan, P.C.


                                Silver, Freedman & Taff, L.L.P.


                                1100 New York Avenue, N.W., Seventh Floor


                                Washington, D.C.  20005


         10 GOVERNING LAW AND CHOICE OF FORUM. Iowa law, unless applicable federal law or regulation is deemed controlling, shall govern the construction and enforceability of this Agreement. Any and all actions concerning any dispute arising hereunder shall be filed and maintained in a state or federal court, as appropriate, sitting in the State of Iowa.

         11 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by the OTS or a court of competent jurisdiction to be invalid, void for unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.


         12. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns, and transferees by operation of law, of the parties. Except as otherwise expressly provided for herein, this Agreement shall not inure to the benefit of, be enforceable by or create any right or cause of action in any person, including any shareowner of Horizon, other than the parties hereto.


         13. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.


         14. AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.


         15. DEFINITIONS. As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:


                  (a) The term "acquire" means every type of acquisition, whether effected by purchase, exchange, operation or law or otherwise.


                  (b) The term "acting in concert" means (i) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (ii) a combination of pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.


                  (c) The term "affiliate" means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, one or more of the Group Members.


                   (d) The terms "beneficial ownership" or "beneficially owned" mean all capital stock of the Bank owned or held in the name of a Group Member or an associate thereof, individually or jointly with any other person; by any trust in which the Group Members is a settlor, trustee, or beneficiary; by any corporation in which the Group Member is a stockholder (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding voting power), director or officer; by any partnership in which the Group Member is a limited partner (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests), or a general partner, employee or agent; or by any other entity in which a Group Member holds, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests.


                  (e) The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, or the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.

                  (f) The term "person" includes an individual, group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of Horizon.


                  (g) The term "vote" means to vote in person or by proxy, or to give or authorize the giving of any consent as a stockholder on any matter.


         16. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original, but each of which together shall constitute on and the same agreement.


         17. DUTY TO EXECUTE. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the undersigned as of the day and year first above written.





                                         HORIZON FINANCIAL SERVICES CORPORATION,


                                         A DELAWARE CORPORATION


                                         By: /s/ Robert W. DeCook.
                                             ---------------------


                                              Robert W. DeCook, President





                                         EVEREST PARTNERS LIMITED PARTNERSHIP


                                         BY ITS SOLE GENERAL PARTNER, EVEREST


                                         MANAGERS, L.L.C.,


                                         By: /s/David M.W. Harvey.
                                             ---------------------


                                         David M.W. Harvey, President





                                         EVEREST MANAGERS, L.L.C.


                                         By: /s/ David M.W. Harvey.
                                             ----------------------


                                         David M.W. Harvey, President





                                         /s/ David M.W. Harvey.
                                         ----------------------

                                         David M. W. Harvey





                                         /s/ Randall F. Kinoshita.
                                         -------------------------

                                         Randall F. Kinoshita

                                    EXHIBIT A








Ownership                                            Horizon Capital Stock Owned
---------                                            ---------------------------




Everest Partners Limited Partnership                           85,000
                                                               ------


Everest Managers, L.L.C.                                            0
                                                               ------


David M. W. Harvey                                                  0
                                                               ------


Randall F. Kinoshita                                                0
                                                               ------

                                                     TOTAL     85,500

                                                               ======